
   FORM 4                              U.S. SECURITIES AND EXCHANGE COMMISSION
   Check this box is                            Washington, D.C. 20549                                  OMB APPROVAL
   no longer subject                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           OMB No.                    3235-0287
   to Section 16.                                                                           Expires:          September 30, 1998
   Form 4 or Form 5                                                                         Estimated
   obligations may          Filed pursuant to Section 16(a) of the Securities Exchange Act  average
   continue.                                           of 1934,
   See Instruction 1(b).   Section 17(a) of the Public Utility Holding Company Act of 1935  burden hrs.
                                or Section 30(f) of the Investment Company Act of 1940      per response        . . . . . . .0.5

1) Name and Address of Reporting Person* 2) Issuer Name and Ticker or Trading Symbol  6) Relationship of Reporting Person(s)
    INSIGNIA  PROPERTIES, L. P.              SHELTER PROPERTIES VI,  L. P.               to Issuer
  ______________________________________    ________________________________________
  (Last)    (First)     (MI)             3)IRS Or Social    4) Statement for          [  ] Director   [X] 10% Owner
                                           Security Number     Month/Year             [  ] Officer    [ ] Other
     ONE INSIGNIA FINANCIAL PLAZA          of Reporting
     P. O. BOX 1089                        Person              JANUARY 1998              _________________________________
  ______________________________________   (Voluntary)         ____________
  (Street)                                                  5) If Amendment,        7) Individual or Joint/Group Filing
  ______________________________________                       Date, of
     GREENVILLE,      SC     29602                             Original
                                                               (Month/Year)            [ ] Form filed by One Reporting Person
  (City)    (State)     (Zip)                                                          [X] Form filed by More than One
  ______________________________________                                                    Reporting Person


                       TABLE 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1) Title of Security          2) Transaction 3) Trans-    4)  Security Acquired    5) Amount of    6) Ownership    7) Nature of
      (Instr. 3)                 Date           action        or Disposed             Securities      Form:           Indirect
                                 (Month/        Code          of (D)                  Beneficially    Direct (D)      Beneficial
                                 Day/Year)      (Inst.8)      (Inst. 3, 4 & 5)        Owned at        or              Ownership
                                                _________   ____________________      End of          Indirect (I)    (Inst.4)
                                                Code    V   Amount  (A)    Price      Month           (Inst. 4)
                                                                    (D)               (Inst.3&4)
________________________________________________________________________________________________________________________________
LIMITED PARTNERSHIP UNITS         1/27/98        P            50     A     330.00       8,505              D
________________________________________________________________________________________________________________________________



 TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1) Title of                2) Conver-         3) Trans-         4) Trans-      5) Number of       6) Date
   Derivative Security        sion or            action            action         Derivative         Exercisable
   (Inst. 3)                  Exercise           Date              Code           Securities         and Expiration
                              Price of           (Month/           (Inst.8)       Acquired (A)       Date (Month/
                              Derivative         Day/Year)                        or Disposed        Day/Year)
                              Security                                            of (D)
                                                                                  (Inst. 3,4&5)     ________________________
                                                                  __________      _____________     Date          Expiration
                                                                  Code     V      (A)      (D)      Excercisable  Date

7) Title and           8) Price of 9) Number of         10) Owner-         11) Nature of
   Amount of              Deriv-      Derivative            ship               Indirect
   Underlying             ative       Securities            Form of            Beneficial
   Securities             Security    Beneficially          Deriv-             Ownership
   (Inst. 3 & 4)          (Inst. 5)   Owned at              ative              (Inst. 4)
   _________________                  End of                Security:
              Amount                  Month                 Direct (D)
                or                    (Inst. 4)             or
   Title      Number                                        Indirect (I)
                of                                          (Inst. 4)
              Shares


Explanation of Responses:

The referenced Units are directly owned by Insignia Properties, L.P. (IPLP" or the Designated File"). The same shares may be deemed to be indirectly owned by:

1. Insignia Properties Trust ("IPT"), which is the general partner of the Designated Filer.

2. Insignia Financial Group, Inc. ("Insignia"), which is owner of all of the outstanding Class B Common Shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT.

3. Andrew L. Farkas, who is the beneficial owner of approximately 28.4% of the outstanding common stock of Insignia. Insignia owns all of the outstanding Class B Common shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT. Mr. Farkas is a trustee of IPT.


INSIGNIA PROPERTIES TRUST

By:  /s/ William H. Jarrard Jr.
     __________________________
     William H. Jarrard, Jr. Sr. Vice President


INSIGNIA FINANCIAL GROUP, INC.


By:  /s/ Daniel M. LeBey
     ___________________
     Daniel M. LeBey, Assistant General Counsel and Assistant Secretary

     /s/ Andrew L. Farkas
     ____________________
     Andrew L. Farkas

**Intentional misstatements or  omissions of facts constitute Federal
  Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).



/s/William H. Jarrard, Jr.                      February 10, 1998
__________________________                      ______________
**Signature of Reporting Person                 Date

By:  William H. Jarrard, Jr.


                                                SEC 1474 (8/92)

                                                JAN -1998